STATEMENT OF FINANCIAL CONDITION
(Unaudited)

Directed Services LLC
December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
Part III

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SEC FILE NUMBER
8- 39104

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/20_____ AND ENDING _____12/31/20_____
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Directed Services LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1475 Dunwoody Drive, Suite 200
                                    (No. and Street)
West Chester   PA   19380
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Gelfand   610-249-9557
                                                          (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Registrant qualifies for the single issuer exemption under Paragraph (e)(1)(i)(A) of Rule 17a-5 of the Securities Exchange Act of 1934
                              (Name - *if individual, state last, first, middle name*)

and therefore is not required to engage an independent certified public accountant to certify its annual report.
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2).*

**Potential persons who are to respond to the collection of
information contained in this form are not required to
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SEC 1410 (11-05)







OATH OR AFFIRMATION

I, Richard Gelfand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Directed Services LLC, as of

December 31, 2020, are true and correct. The Registrant qualifies for the single issuer exemption under Paragraph (e)(1)(i)(A) of Rule 17a-5 of the Securities Exchange Act of 1934 and therefore is not required to engage an independent certified public accountant to certify its annual report. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Notary Public

Commonwealth of Pennsylvania Notary Seal
KATHLEEN BRADFIELD, Notary Public
Bucks County
My Commission Expires October 31, 2021
Commission Number 1097214

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to the methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3)*

Directed Services LLC
Statement of Financial Condition - Unaudited*
December 31, 2020

Contents

* The Registrant qualifies for the single issuer exemption under Paragraph (e)(1)(i)(A) of Rule 17a-5 of the Securities Exchange Act of 1934 and therefore is not required to engage an independent certified public accountant to certify its annual reports.


Directed Services LLC
Statement of Financial Condition - Unaudited
December 31, 2020


Assets

Cash	$	3,776,216
Distribution fee receivable		4,470,602
Commissions and concessions receivable, net of allowance of $0		6,863
Prepaid expenses		18,409
Total assets		8,272,090

Liabilities and member's equity

Liabilities:		
Commissions and concessions payable		3,465,545
Payable to affiliates		2,496,296
Accounts payable and other accrued liabilities		368,215
Total liabilities		6,330,056
Contingencies (Note 6)		
Member's equity		1,942,034
Total liabilities and member's equity	$	8,272,090


The accompanying notes are an integral part of these financial statements.


1. Nature of Business and Ownership

Directed Services LLC (the "Company") operates as a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a single member limited liability company, and the limited liability company agreement provides that neither the member nor any manager shall be liable for the liabilities of the Company. The Company is also registered as a broker/dealer with the appropriate state authorities and U.S. jurisdictions/territories, as applicable. The Company services variable insurance products previously sold and/or serviced through FINRA third-party member firms (each a "Selling or Servicing Broker/Dealer" and together the "Servicing Broker/Dealers") with which the Company entered into a sales agreement and also had entered into, when and where appropriate, agreements with the affiliated insurance agency of each Servicing Broker/Dealer. The variable insurance products were previously issued by Venerable Insurance and Annuity Company ("VIAC"), a Company affiliate, and supported by VIAC separate accounts. As of June 1, 2018, VIAC ceased offering and the Company ceased wholesaling new products. The Company is a wholly owned subsidiary of Venerable Holdings, Inc. ("Venerable Holdings" or the "Parent") and ultimately of VA Capital Company, LLC ("VA Capital").

The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Accordingly, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash represents cash on deposit.

Commissions, Concessions and Distribution Fee Receivables

Commissions, concessions and distribution fee receivables are shown at their net realizable value. Uncollectible receivables are charged to operations during the period they are determined to be uncollectible.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2020 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

On January 30, 2020, the World Health Organization ("WHO") declared that the coronavirus disease 2019 ("COVID-19") outbreak was a global health emergency. On March 11, 2020, the WHO raised the COVID-19 outbreak to "pandemic" status. Between that time and the issuance of these financial statements, many cities, states and countries issued and revised shelter in place orders requesting or requiring citizens to remain at home. These orders also included restrictions on travel, closures of businesses, and restrictions on those businesses allowed to remain open. Many of these orders remain in place as of the financial statement issuance date. To date, more than 400,000 Americans and more than two million people globally have died from COVID-19. Though volatility has persisted in financial markets throughout 2020 and into 2021, the major stock indices all trade significantly higher as of the financial statement issuance date compared with pre-COVID-19 levels. Market recovery is largely attributable to unprecedented fiscal stimulus including emergency relief from the United States federal government of $900 billion and $2.2 trillion in 2021 and 2020, respectively, and in anticipation of additional fiscal stimulus proposed by the Biden administration. Through the issuance of these financial statements, COVID-19 has not resulted in a material adverse impact to the Company's financial statements. While market developments and trends can be impactful to financial statement line items such as fee income and commissions paid to external parties, the Company's monitoring controls, as well as agreements and established relationships with affiliates, mitigate business risk and support the stability and adequacy of net capital.   The extent of any future impact of the COVID-19 pandemic on the Company's business and its financial and operational performance will depend on future developments, including (i) the duration, spread, severity, and any recurrence of the COVID-19 pandemic, including through any new variant strains of the underlying virus; (ii) the effectiveness and availability of vaccines; (iii) the duration and scope of related federal, state, and local government orders and restrictions; and (iv) the impact of the COVID-19 pandemic on financial markets, all of which are highly uncertain and cannot be predicted.

3. Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. The Company's income, gains, losses, deductions and credits for the period ended December 31, 2020 are included in the federal income tax return of VA Capital whether or not an actual cash distribution is made during its taxable year. As such, no federal income taxes are reflected for the year ended December 31, 2020. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes. These temporary differences are reflected at Venerable Holdings due to the Company's status as a disregarded entity for tax purposes.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

The Company is not under examination by any taxing authorities.

4. Related Party Transactions

The Company acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the products previously issued by VIAC, an affiliate of the Company. At December 31, 2020 the net amount due to VIAC for these activities of $2,424,437 is reported in Payables to affiliates in the Statement of Financial Condition.

The Company is allocated a portion of general administrative expenses from its affiliates based on volume, number of personnel, and activity. At December 31, 2020, accrued expenses of $71,859 are reported in Payables to affiliates in the Statement of Financial Condition.

Amounts reported in the Statement of Financial Condition related to transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

Receivables and payables with affiliates are settled in cash on a regular basis.

5. Employee Benefit Plans

The employees of affiliated companies providing services to the Company are covered by employee benefit plans that are administered by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2020 and relied on its affiliated companies to cover all eligible employees. All benefits paid by these affiliates are charged back to the Company for reimbursement.

6. Contingencies

The Company is from time to time party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual is made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual is made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the reasonably possible range of losses in excess of reserves. As of December 31, 2020, the aggregate range of reasonably possible losses in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss range or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantifications of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On an ongoing basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss.

7   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

At December 31, 2020, the Company had net capital of $1,916,762 which was $1,494,758 in excess of its required net capital of $422,004. The Company's ratio of aggregate indebtedness to net capital at December 31, 2020 was 3.30 to 1.